Exhibit 99.1

Bezeq The Israel Telecommunication
Corporation Limited

Condensed Consolidated Interim
Financial Statements as at

June 30, 2016

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Contents	Page

Review Report		2

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)
Condensed Consolidated Interim Statements of Financial Position		3
Condensed Consolidated Interim Statements of Income		5
Condensed Consolidated Interim Statements of Comprehensive Income		6
Condensed Consolidated Interim Statements of Changes in Equity		7
Condensed Consolidated Interim Statements of Cash Flows		9
Notes to the Condensed Consolidated Interim Financial Statements
1	General	11
2	Basis of Preparation	11
3	Reporting Principles and Accounting Policy	11
4	Group entities	11
5	Income tax	12
6	Debentures, loans and borrowings	13
7	Contingent liabilities	13
8	Equity	15
9	Revenues	15
10	General and operating expenses	16
11	Other operating expenses (income), net	16
12	Financing expenses (income), net	17
13	Transactions with interested and related parties	17
14	Financial instruments	18
15	Segment Reporting	19
16	Condensed Financial Statements of Pelephone, Bezeq International, and DBS	24

Somekh Chaikin
8 Hartum Street, Har Hotzvim
PO Box 212
Jerusalem 9100102, Israel
+972 2 531 2000

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2016 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1% of the total consolidated assets as of June 30 2016, and whose revenues constitute 1% of the total consolidated revenues for the six and three month periods then ended. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 7.

Somekh Chaikin

Certified Public Accountants (Isr.)

August 3, 2016

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Assets	NIS million	NIS million		NIS million

Cash and cash equivalents	1,338	826		555
Investments	912	999		762
Trade receivables	2,029	2,256		2,058
Other receivables	234	222		269
Inventories	109	96		115
Total current assets	4,622	4,399		3,759

Trade and other receivables	647	655		674
Broadcasting rights, net of rights exercised	455	471		456
Property, plant and equipment	6,872	6,980		6,894
Intangible assets	3,195	3,468	*	3,332
Deferred tax assets	1,099	1,194	*	1,178
Deferred expenses and non-current investments	376	354		361
Investments in equity-accounted investees	21	28		25
Total non-current assets	12,665	13,150		12,920

Total assets	17,287	17,549		16,679

3

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
Liabilities and equity	NIS million	NIS million		NIS million

Debentures, loans and borrowings	1,958	1,924		1,913
Trade and other payables	1,576	1,786		1,657
Current tax liabilities	628	699		624
Liability to Eurocom DBS Ltd, related party	208	217	*	233
Employee benefits	370	271		378
Provisions	90	90		100
Total current liabilities	4,830	4,987		4,905

Loans and debentures	9,546	9,444		8,800
Employee benefits	239	238		240
Derivatives and other liabilities	252	163		226
Liabilities in respect of deferred taxes	75	67		51
Provisions	46	70		46
Total non-current liabilities	10,158	9,982		9,363

Total liabilities	14,988	14,969		14,268

Total shareholders' equity	2,299	2,580		2,411

Total liabilities and equity	17,287	17,549		16,679

Shaul Elovitch	Stella Handler	Dudu Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 3, 2016

* Restated, see Note 4.2.1 for information about a business combination in the prior period.

The attached notes are an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 9)	5,070	4,777	2,511	2,603	9,985
Cost of operations
General and operating expenses (Note 10)	1,990	1,801	972	1,002	3,869
Salaries	1,008	936	495	497	1,957
Amortization and depreciation	889	768	440	451	1,684
Other operating expenses (income), net (Note 11)	(7)	(158)	(12)	(141)	(95)
	3,880	3,347	1,895	1,809	7,415

Operating profit	1,190	1,430	616	794	2,570
Financing expenses (income), net (Note 12)
Financing expenses	241	265	123	164	376
Financing income	(34)	(99)	(18)	(35)	(113)
Financing expenses - net	207	166	105	129	263

Profit after financing expenses, net	983	1,264	511	665	2,307
Share in the profits (losses) of equity accounted investees	(2)	16	(1)	-	12
Income before taxes on income	981	1,280	510	665	2,319
Income tax (Note 5)	316	335	133	183	598
Profit for the period	665	945	377	482	1,721
Earnings per share (NIS)
Basic earnings per share	0.24	0.34	0.14	0.18	0.63

Diluted earnings per share	0.24	0.34	0.14	0.17	0.62

The attached notes are an integral part of these condensed consolidated interim financial statements.

5

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	665	945	377	482	1,721
Items of other comprehensive income (loss) (net of tax)	(5)	33	5	16	7
Total comprehensive income for the period	660	978	382	498	1,728

The attached notes are an integral part of these condensed consolidated interim financial statements.

6

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Six months ended June 30, 2016 (Unaudited):
Balance as at January 1, 2016	3,874	368	16	390	(98)	(2,139)	2,411
Profit for the period	-	-	-	-	-	665	665
Other comprehensive loss for the period, net of tax	-	-	-	-	(5)	-	(5)
Total comprehensive income for the period	-	-	-	-	(5)	665	660
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 8)	-	-	-	-	-	(776)	(776)
Exercise of options for shares	4	16	(16)	-	-	-	4
Balance at June 30, 2016	3,878	384	-	390	(103)	(2,250)	2,299

Six months ended June 30, 2015 (Unaudited):
Balance at January 01, 2015	3,855	253	131	390	(105)	(2,083)	2,441
Profit for the period	-	-	-	-	-	945	945
Other comprehensive income for the period, net of tax	-	-	-	-	33	-	33
Total comprehensive income for the period	-	-	-	-	33	945	978
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(844)	(844)
Exercise of options for shares	5	35	(35)	-	-	-	5
Balance at June 30, 2015	3,860	288	96	390	(72)	(1,982)	2,580

The attached notes are an integral part of these condensed consolidated interim financial statements.

7

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Three months ended June 30, 2016 (Unaudited)
Balance at April 01, 2016	3,878	384	-	390	(108)	(1,851)	2,693
Profit for the period	-	-	-	-	-	377	377
Other comprehensive income for the period, net of tax	-	-	-	-	5	-	5
Total comprehensive income for the period	-	-	-	-	5	377	382
Transactions with shareholders recognized directly in equity
Dividends to Company shareholders (see Note 8)	-	-	-	-	-	(776)	(776)
Balance at June 30, 2016	3,878	384	-	390	(103)	(2,250)	2,299
Three months ended June 30, 2015 (Unaudited)
Balance at April 01, 2015	3,858	272	112	390	(88)	(1,620)	2,924
Profit for the period	-	-	-	-	-	482	482
Other comprehensive income for the period, net of tax	-	-	-	-	16	-	16
Total comprehensive income for the period	-	-	-	-	16	482	498
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(844)	(844)
Exercise of options for shares	2	16	(16)	-	-	-	2
Balance at June 30, 2015	3,860	288	96	390	(72)	(1,982)	2,580
For the year ended December 31, 2015 (audited)
Balance at January 01, 2015	3,855	253	131	390	(105)	(2,083)	2,441

Profit in 2015	-	-	-	-	-	1,721	1,721
Other comprehensive income for the year, net of tax	-	-	-	-	7	-	7
Total comprehensive income for 2015	-	-	-	-	7	1,721	1,728
Transactions with shareholders recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,777)	(1,777)
Exercise of options for shares	19	115	(115)	-	-	-	19
Balance at December 31, 2015	3,874	368	16	390	(98)	(2,139)	2,411

The attached notes are an integral part of these condensed consolidated interim financial statements.

8

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	665	945	377	482	1,721
Adjustments:
Amortization and depreciation	889	768	440	451	1,684
Share in the losses (profits) of equity-accounted investees	2	(16)	1	-	(12)
Financing expenses - net	220	203	107	136	307
Profit from gaining control in DBS	-	(12)	-	-	(12)
Capital gain, net	(40)	(159)	(29)	(148)	(234)
Income tax expenses	316	335	133	183	598

Change in trade and other receivables	63	145	75	61	322
Change in inventory	5	-	14	(9)	(20)
Change in broadcasting rights	1	(11)	1	(11)	-
Change in trade and other payables	(98)	(195)	(137)	(150)	(271)
Change in provisions	(9)	9	3	6	18
Change in employee benefits	(8)	1	(9)	(3)	110
Change in other liabilities	(9)	(5)	(6)	(4)	(9)
Net income tax paid	(205)	(207)	(100)	(154)	(462)
Net cash from operating activities	1,792	1,801	870	840	3,740
Cash flow used for investing activities
Purchase of property, plant and equipment	(611)	(665)	(317)	(363)	(1,324)
Investment in intangible assets and deferred expenses	(121)	(214)	(70)	(148)	(311)
Acquisition of financial assets held for trading and others	(867)	(929)	(867)	(489)	(1,785)
Proceeds from the sale of financial assets held for trading and others	711	2,188	515	2,067	3,260
Proceeds from the sale of property, plant and equipment	98	97	56	84	151
Cash in a company consolidated for the first time	-	299	-	-	299
Sundries	(1)	2	15	5	(7)
Net cash used for investing activities	(791)	778	(668)	1,156	283

9

Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures and receipt of loans (Note 6)	1,661	228	1,661	228	1,010
Repayment of debentures and loans	(806)	(863)	(756)	(805)	(2,192)
Dividend paid (Note 8)	(776)	(844)	(776)	(844)	(1,777)
Interest paid	(224)	(243)	(192)	(223)	(494)
Payment to Eurocom DBS for acquisition of DBS shares and loans (Note 4)	(58)	(680)	-	(680)	(680)
Sundries	(15)	(11)	(22)	(14)	5
Net cash used in finance activities	(218)	(2,413)	(85)	(2,338)	(4,128)
Net increase (decrease) in cash and cash equivalents	783	166	117	(342)	(105)
Cash and cash equivalents at beginning of period	555	660	1,221	1,168	660
Cash and cash equivalents at end of period	1,338	826	1,338	826	555

The attached notes are an integral part of these condensed consolidated interim financial statements.

10

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

Notes to the Financial Statements

1.	General

Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”). The Group is a principal provider of communication services in Israel (see also Note 15 – Segment Reporting).

2.	Basis of Preparation

2.1	The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2	The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2015 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 3, 2016.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements.

4.	Group entities

4.1	A detailed description of the Group entities appears in Note 11 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.2.	DBS Satellite Services (1998) Ltd. ("DBS")

4.2.1	Business combination that was executed in the preceding year and was measured in the preceding year by provisional amounts

As described in Note 11.2 to the Annual Financial Statements regarding a business combination in 2015, in March 2015 the Company acquired control in DBS. Accordingly, the Statements of Income and Statement of Cash Flows for the six months ended on June 30, 2015 include the operating results of DBS for the period of three months ended March 31, 2015, using the equity accounting method.

11

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

In the financial statements as at June 30, 2015, provisional amounts were included for attribution of excess cost arising from the acquisition. On completion of the acquisition and the preparation of an agreement in principle with the tax authorities for the deductible carryforward losses of DBS, as described in Note 11.2.4 to the Annual Financial Statements, amounts were adjusted retrospectively as follows:

	June 30, 2015
	As previously reported	Effect of retrospective adjustment	As reported in these financial statements
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Deferred tax asset, net of deferred tax liabilities	830	340	1,170
Goodwill	609	(224)	385
Liability to Eurocom DBS	(101)	(116)	(217)

4.2.2	Further to Note 11.2.1 regarding the additional consideration to be paid to Eurocom DBS based on the operating results of DBS in the three years as from the acquisition transaction, in March 2016 the Company paid the first installment (out of three) in the amount of NIS 58 million for the operating results of DBS in 2015.

4.2.3	Financial position of DBS

Since the beginning of its operations, DBS has accumulated considerable losses. The loss of DBS in 2015 amounted to NIS 354 million and the loss in the six months ended June 30, 2016, amounted to NIS 185 million. As a result of these losses, as of June 30, 2016, DBS had an equity deficit and a working capital deficit of NIS 5,203 million and NIS 470 million, respectively.

The management of DBS believes that the financial resources at its disposal, which include the deficit in working capital and receipt of loans from the Company, will be sufficient for its operations for the coming year.

5.	Income tax

5.1	On January 4, 2016, the Knesset plenum approved a bill to amend the income tax ordinance that includes a reduction in corporate tax by 1.5% from 26.5% to 25%, as from January 1, 2016. Consequently, in the financial statements for the first quarter of 2016, the Group reduced the deferred tax assets and liabilities and recognized an expense of NIS 64 million for deferred tax expenses.

5.2	Further to Note 6.6.2 to the Annual Financial Statements regarding the decision according to the tax assessor's best judgment for 2009-2010 and the Company's reservation on this assessment, the reservation was rejected and on March 30, 2016, the Company received a written assessments order in accordance with section 152(B) of the Income Tax Ordinance. The Company and the tax assessor are continuing negotiations to reach a signed agreement based on the memorandum of understanding as described in Note 6.6.2 to the Annual Report and to obtain preliminary approval from the Tax Authority for carrying out the merger of the Company with DBS in accordance with the provisions of section 103B of the Ordinance.

12

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

6.	Debentures, loans and borrowings

6.1	On April 21, 2016, the Company completed an issuance of 714,050,000 debentures of NIS 1 par value each by way of expansion of Series 9 under a shelf prospectus. The total consideration (gross) that was received amounted to NIS 769 million. For information about the terms of the debentures, see Note 12.3 to the Annual Financial Statements.

6.2	Further to the provision of Note 12.6 to the Annual Financial Statements concerning receipt of undertakings from banks and institutions to provide credit for the Company for 2016-2017, on June 1, 2016 a credit facilities amounting to NIS 900 million were made available for the Company, based on the undertakings given by the banks. The credit terms are set out in Note 12.6 to the Annual Financial Statements.

7.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims against the Group (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 88 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2016 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 7.6 billion. There is also additional exposure of NIS 2.2 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 7.2 below.

13

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

7.1	Following is a detailed description of the Group's contingent liabilities as at June 30, 2016, classified into groups with similar characteristics:

		Provision	Additional exposure		Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	9	106		-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	51	5,252		2,267
Supplier and communication provider claims	Legal claims for compensation for alleged damage as a result of the supply of the service and/or the product.	3	212		1
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies and in relation to real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	3	44		3
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	2,001	*	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	11	14		-
Total legal claims against the Company and subsidiaries		88	7,629		2,271

*	Total exposure of NIS 2 billion for a claim filed by a shareholder against the Company and officers in the Company, which the plaintiff estimates at NIS 1.1 billion or NIS 2 billion (depending on the method of calculating the damage to be determined).

7.2	Subsequent to the reporting date, a claim in a total amount of NIS 34 million was filed against Group companies. At the approval date of the financial statements, the chances of this claim cannot yet be assessed. Furthermore, a claim for which the Company's exposure was NIS 20 million has ended.

14

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

8.	Equity

8.1	Below are details of the Company's equity:

Registered			Issued and paid up
June 30, 2016	June 30, 2015	December 31, 2015	June 30, 2016	June 30, 2015	December 31, 2015
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
No. of shares	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,765,444,146	2,748,349,912	2,762,148,573

8.2	On May 3, 2016, the general meeting of the Company's shareholders (further to the recommendation of the Company's Board of Directors of March 16, 2016) approved a distribution of a cash dividend to the shareholders of the Company in the amount of NIS 776 million (representing NIS 0.2806059 per share on the date of record). The dividend was paid on May 30, 2016.

8.3	On August 3, 2016, the Board of Directors of the Company resolved to recommend to the general meeting of the Company's shareholders to distribute a cash dividend to the shareholders in the amount of NIS 665 million. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

9.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	737	783	363	388	1,543
Internet - infrastructure	775	770	389	387	1,530
Transmission and data communications	422	415	210	208	840
Other services	115	113	56	55	212
	2,049	2,081	1,018	1,038	4,125
Cellular telephony
Cellular services and terminal equipment	890	975	446	489	1,948
Sale of terminal equipment	418	443	202	219	884
	1,308	1,418	648	708	2,832

International communications, internet and NEP services	737	739	360	368	1,487

Multi-channel television	873	439	434	439	1,333

Others	103	100	51	50	208

	5,070	4,777	2,511	2,603	9,985

15

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

10.	General and operating expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	417	431	201	205	880
Interconnectivity and payments to domestic and international operators	423	453	211	241	909
Maintenance of buildings and sites	299	306	145	156	616
Marketing and general	345	289	168	160	640
Content services	301	157	147	144	458
Services and maintenance by sub-contractors	124	89	61	55	199
Vehicle maintenance	81	76	39	41	167
	1,990	1,801	972	1,002	3,869

11.	Other operating expenses (income), net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Capital gain from the sale of property, plant and equipment (mainly real estate)	(40)	(159)	(29)	(148)	(234)
Provision for voluntary redundancy severance payments	15	1	14	1	117
Others	18	-	3	6	22
Total operating income, net	(7)	(158)	(12)	(141)	(95)

16

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

12.	Financing expenses (income), net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Interest expenses for financial liabilities	182	195	92	105	339
Linkage and exchange rate differences	11	40	25	40	51
Decrease of provision for tax assessor interest expenses	-	-	-	-	(76)
Other financing expenses	48	30	6	19	62
Total financing expenses	241	265	123	164	376
Income for credit in sales	22	28	11	13	52
Interest and linkage differences from loans to an associate	-	21	-	-	21
Other financing income	12	50	7	22	40
Total financing income	34	99	18	35	113

Financing expenses - net	207	166	105	129	263

13.	Transactions with interested and related parties

On June 30, 2016 the general meeting of the Company's shareholders (after approval by the Company's compensation committee and Board of Directors) approved extending the engagement between the Company and Eurocom Communications Ltd. in an amended agreement to provide the Company with ongoing management and consultation services for NIS 6.4 million per year. The term of the agreement is for three years, from June 1, 2016 (the termination date of the current management agreement) through to May 31, 2019, unless either of the parties gives three-months prior notice of termination of the agreement.

17

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

14.	Financial instruments

14.1.	Fair value

14.1.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities. The methods used to estimate the fair values of financial instruments are described in Note 29.8 to the Annual Financial Statements.

	June 30, 2016		June 30, 2015		December 31, 2015
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Loans from banks and institutions (unlinked)	2,774	2,928	2,197	2,358	1,904	2,044
Debentures issued to the public (CPI-linked)	3,487	3,733	3,459	3,634	3,816	4,006
Debentures issued to the public (unlinked)	1,595	1,648	890	949	1,279	1,340
Debentures issued to financial institutions (CPI-linked)	1,286	1,293	1,952	2,089	1,310	1,314
Debentures issued to financial institutions (unlinked)	403	450	403	463	403	458
	9,545	10,052	8,901	9,493	8,712	9,162

14.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair value are described in Note 29.7 to the Annual Financial Statements.

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Level 1: investment in exchange-traded funds and financial funds	48	200		193
Level 2: future credit from banks	(6)	36		2
Level 2: forward contracts	(182)	(93)		(157)
Level 3: contingent consideration for a business combination	(237)	(217	)*	(233)
Level 3: investment in non-marketable shares	-	9		2

*	Restated, see Note 4.2.1 for information about a business combination in the preceding period.

18

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

15.	Segment Reporting

15.1	Further to Note 11.2 to the annual financial statements, the Company's investment in DBS was presented on the basis of the equity method up to March 23, 2015. As from this date, the financial statements of DBS are consolidated with the financial statements of the Group. The Group reports on multichannel television as an operating segment without adjustment to ownership rates and excess cost in all reporting periods.

15.2	Operating Segments

	Six months ended June 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	2,050	1,307	737	872	101	-	5,067
Inter-segment revenues	162	22	35	1	7	(224)	3
Total revenues	2,212	1,329	772	873	108	(224)	5,070

Amortization and depreciation	368	199	68	150	8	96	889

Segment results – operating profit (loss)	1,076	9	84	134	(17)	(96)	1,190
Financing expenses	224	2	8	330	1	(324)	241
Financing income	(18)	(25)	(3)	(12)	(5)	29	(34)
Total financing expenses (income), net	206	(23)	5	318	(4)	(295)	207

Segment profit (loss) after financing expenses, net	870	32	79	(184)	(13)	199	983
Share in losses of associates	-	-	-	-	(2)	-	(2)
Segment profit (loss) before income tax	870	32	79	(184)	(15)	199	981
Taxes on income	216	6	20	1	-	73	316
Segment results – net profit (loss)	654	26	59	(185)	(15)	126	665

19

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

15.2	Operating Segments (contd.)

	Six months ended June 30, 2015 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	2,079	1,418	736	878	100	(440)	4,771
Inter-segment revenues	139	30	48	1	7	(219)	6
Total revenues	2,218	1,448	784	879	107	(659)	4,777

Amortization and depreciation	356	210	65	156	6	(25)	768

Segment results – operating profit	1,209	85	123	129	(4)	(112)	1,430
Financing expenses	220	3	7	320	1	(286)	265
Financing income	(45)	(31)	(4)	(23)	(9)	13	(99)
Total financing expenses (income), net	175	(28)	3	297	(8)	(273)	166

Segment profit (loss) after financing expenses, net	1,034	113	120	(168)	4	162	1,264
Share in earnings of associates	-	-	-	-	-	16	16
Segment profit (loss) before income tax	1,034	113	120	(168)	4	177	1,280
Taxes on income	306	28	31	1	-	(31)	335
Segment results – net profit (loss)	728	85	89	(169)	4	208	945

20

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

15.2	Operating Segments (contd.)

	Three months ended June 30, 2016 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	1,018	647	360	434	52	-	2,511
Inter-segment revenues	82	11	17	-	2	(112)	-
Total revenues	1,100	658	377	434	54	(112)	2,511

Amortization and depreciation	185	95	35	74	3	48	440

Segment results – operating profit (loss)	540	8	47	77	(8)	(48)	616
Financing expenses	115	2	4	206	-	(204)	123
Financing income	(10)	(13)	(1)	(15)	(1)	22	(18)
Total financing expenses (income), net	105	(11)	3	191	(1)	(182)	105

Segment profit (loss) after financing expenses, net	435	19	44	(114)	(7)	134	511
Share in losses of associates	-	-	-	-	(1)	-	(1)
Segment profit (loss) before income tax	435	19	44	(114)	(8)	134	510
Taxes on income	109	6	11	-	-	7	133
Segment results – net profit (loss)	326	13	33	(114)	(8)	127	377

21

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

15.2	Operating Segments (contd.)

	Three months ended June 30, 2015 (Unaudited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multichannel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	1,037	709	368	438	51	-	2,603
Inter-segment revenues	68	12	23	1	3	(107)	-
Total revenues	1,105	721	391	439	54	(107)	2,603

Amortization and depreciation	180	106	33	80	3	49	451

Segment results – operating profit (loss)	662	53	62	70	(2)	(51)	794
Financing expenses	122	-	3	240	1	(202)	164
Financing income	(22)	(14)	(1)	(4)	(5)	11	(35)
Total financing expenses (income), net	100	(14)	2	236	(4)	(191)	129

Segment profit (loss) after financing expenses, net	562	67	60	(166)	2	140	665
Taxes on income	180	18	15	-	-	(30)	183
Segment results – net profit (loss)	382	49	45	(166)	2	170	482

22

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

15.2	Operating Segments (contd.)

	For the year ended December 31, 2015 (audited)
	Domestic fixed-line communication	Cellular communications	International communica-tions and internet services	Multichannel television	Others	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,122	2,831	1,485	1,774	197	(440)	9,969
Inter-segment revenues	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985

Amortization and depreciation	725	419	132	322	13	73	1,684

Segment results – operating profit (loss)	2,148	157	240	250	(15)	(210)	2,570
Financing expenses	362	4	15	635	2	(642)	376
Financing income	(30)	(53)	(7)	(32)	(17)	26	(113)
Total financing expenses (income), net	332	(49)	8	603	(15)	(616)	263

Segment profit (loss) after financing expenses, net	1,816	206	232	(353)	-	406	2,307
Share in profits (losses) of associates	-	-	-	-	(2)	14	12
Segment profit (loss) before income tax	1,816	206	232	(353)	(2)	420	2,319
Taxes on income	492	55	60	1	-	(10)	598
Segment results – net profit (loss)	1,324	151	172	(354)	(2)	430	1,721

15.3	Adjustment of profit or loss for reporting segments

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Operating profit for reporting segments	1,303	1,546	672	847	2,795
Financing expenses, net	(207)	(166)	(105)	(129)	(263)
Amortization of surplus cost for intangible assets	(93)	-	(47)	-	(150)
Share in profits (losses) of associates	(2)	16	(1)	-	12
Loss for operations classified in other categories and other adjustments	(20)	(57)	(9)	(53)	(16)
Cancellation of results for a segment classified as an associate (up to gain of control)	-	(59)	-	-	(59)
Income before taxes on income	981	1,280	510	665	2,319

23

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

16.	Condensed Financial Statements of Pelephone, Bezeq International, and DBS

16.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	June 30, 2016	June 30, 2015	December 31, 2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,224	1,468	1,420
Non-current assets	2,081	1,952	1,854
Total assets	3,305	3,420	3,274
Current liabilities	516	553	448
Long-term liabilities	73	96	70
Total liabilities	589	649	518
Equity	2,716	2,771	2,756
Total liabilities and equity	3,305	3,420	3,274

Data from the Profit and Loss Statement

	Six months ended June 30		Three months ended June 30		Year ended December 31,
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	911	1,001	456	502	1,999
Revenues from sale of terminal equipment	418	447	202	219	891
Total revenues from services and sales	1,329	1,448	658	721	2,890
Cost of services and sales	1,139	1,195	560	588	2,383
Gross profit	190	253	98	133	507
Selling and marketing expenses	134	120	68	57	247
General and Administrative Expenses:	47	48	22	23	98
Other operating expenses	-	-	-	-	5
	181	168	90	80	350

Operating profit	9	85	8	53	157
Financing expenses	2	3	2	-	4
Financing income	(25)	(31)	(13)	(14)	(53)
Financing income, net	(23)	(28)	(11)	(14)	(49)

Profit before taxes on income	32	113	19	67	206
Taxes on income	6	28	6	18	55
Profit for the period	26	85	13	49	151

24

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

16.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	June 30, 2016	June 30, 2015	December 31, 2015
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	485	507	456
Non-current assets	719	736	714
Total assets	1,204	1,243	1,170
Current liabilities	296	340	314
Long-term liabilities	105	72	29
Total liabilities	401	412	343
Equity	803	831	827
Total liabilities and equity	1,204	1,243	1,170

Data from the Profit and Loss Statement

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	772	784	377	391	1,578
Operating expenses	504	501	246	250	1,015
Gross profit	268	283	131	141	563
Selling and marketing expenses	113	106	56	53	209
General and Administrative Expenses:	57	56	28	28	116
Other expenses (income), net	14	(2)	-	(2)	(2)
	184	160	84	79	323

Operating profit	84	123	47	62	240
Financing expenses	8	7	4	3	15
Financing income	(3)	(4)	(1)	(1)	(7)
Financing expenses - net	5	3	3	2	8

Profit before taxes on income	79	120	44	60	232
Taxes on income	20	31	11	15	60
Profit for the period	59	89	33	45	172

25

Notes to the Condensed Consolidated Interim Financial Statements as at June 30, 2016 (Unaudited)

16.3.	DBS Satellite Services (1998) Ltd.

Selected data from the statement of financial position

	June 30, 2016	June 30, 2015		December 31, 2015
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Current assets	403	623	*	319
Non-current assets	1,312	1,392		1,348
Total assets	1,715	2,015		1,667
Current liabilities	873	972	*	903
Long-term liabilities	873	1,577		892
Loans from shareholders	5,172	4,299		4,890
Total liabilities	6,918	6,848		6,685
Capital deficit	(5,203)	(4,833)		(5,018)
Total liabilities and capital deficit	1,715	2,015		1,667

Data from the Profit and Loss Statement

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2016	2015	2016	2015	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	873	879	434	439	1,774
Operating expenses	633	634	312	313	1,289
Gross profit	240	245	122	126	485
Selling and marketing expenses	62	70	24	35	140
General and Administrative Expenses:	44	46	21	21	95
	106	116	45	56	235

Operating profit	134	129	77	70	250
Financing expenses	43	76	27	59	122
Financing expenses for shareholder loans, net	287	244	179	181	513
Financing income	(12)	(23)	(15)	(4)	(32)
Financing expenses - net	318	297	191	236	603

Loss before income tax	(184)	(168)	(114)	(166)	(353)
Taxes on income	1	1	-	-	1
Loss for the period	(185)	(169)	(114)	(166)	(354)

*	Reclassified

 26